Name: Luis Alberto Velazquez
Profession: Electrical Engineer and Inventor

Career Highlights:
- I started working for myself at the very early age of 12 after graduating from an adult electronics school as a technician and started building transistor radios.
- After doing that for about 8 years I sold the business and built a 21 unit apartment building
- I went back to school to become an electrical engineer
- Worked for a radio and tv manufacturer for a couple of years and decided to go back to working for myself.
- Opened a radio and tv repair shop and had to close it down to the overwhelming demand for good technicians and I couldn't find anyone to help me.
- I worked on a project with a stove manufacturer to improve the design to allow for electronics and digital displays
- Improved efficiencies in on demand water heater by over 200%
- Fixed a very important focusing problem on a photo camera
- Have run a very successful CD reproduction company

In all of this I have maintained my curiosity for improvement of design and have a knack for fixing flaws. Vela Motor Company was born from that curiosity and desire to fix one of the biggest design flaws that exist today.